Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Algoma calls special meeting of shareholders

    TSX Symbol: AGA

    SAULT STE. MARIE, ON, Nov. 21 /CNW/ - Algoma Steel Inc. announced today that its Board of Directors has called a special meeting of shareholders to be held in Toronto on Wednesday, March 22, 2006.
    The special meeting has been requisitioned by Paulson & Co. Inc. of New
York, the holder of 19% of Algoma's common shares, to have Algoma shareholders vote on:
        -  a resolution that would replace a majority of Algoma's current directors with nominees of Paulson; and
        -  a resolution directing the Board of Directors of Algoma to consider a corporate reorganization that would result in the distribution of a minimum of $400 million to shareholders
           comprising the proceeds of a new debt financing and most of
           Algoma's cash on hand.

    Paulson's proposal would entail:

        -  Algoma raising $200 million of new debt; and
        -  a corporate reorganization that would offer to exchange a combination of cash (a minimum of $400 million) and shares for all outstanding Algoma shares.

    A preliminary analysis of the proposal is available at the Company's website www.algoma.com, under News & Media.
    The Board also made the following observations:

        -  the actions proposed by Paulson are novel and untested from a tax standpoint and, therefore, the resulting tax impact for the
           Company and its shareholders is uncertain;
        -  the Board has received professional advice that, in a transaction of this nature, it would be appropriate to seek an advance tax ruling from the Canada Revenue Agency to provide adequate
           clarification;
        -  the Paulson proposal is designed to distribute cash to
           shareholders without withholding taxes being applicable. Should the proposal be implemented without a tax ruling and be later reassessed by the Canada Revenue Agency, Algoma would be liable for withholding taxes which were not withheld, together with penalties and interest; and
        -  the Paulson proposal, if implemented, will constitute a change of control that may trigger provisions in various contracts between
           Algoma and third parties and will trigger a year end for tax purposes.

    "The Board believes the rush to an immediate distribution, without the benefit of further insight into the direction of prices for key raw material inputs and end market steel products, is ill-timed," said Ben Duster, Chairman of Algoma's Board of Directors. "Algoma should maintain significant cash resources as the steel industry enters a period of substantial uncertainty. As the market outlook becomes clearer, the Company will be better positioned to consider both the form and amount of any distribution in the context of
Algoma's cash needs."
    "In addition, the tax consequences of Paulson's proposal are currently unclear and the Board believes shareholders should be fully informed before being asked to vote on such a fundamental change. We have set the meeting date to provide time for Algoma to seek an advance tax ruling to clarify these potentially significant tax issues. This will also provide time for Algoma to investigate change of control and related issues with respect to the proposal.
If these issues can be clarified sooner than we expect, the Board will consider moving the meeting to an earlier date. In any case, shareholders will receive formal notice of the meeting and an information circular with answers to the questions raised by the proposal in sufficient time to consider their decision."

    Algoma Steel Inc. is an integrated steel producer based in Sault Ste.
Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products including hot and cold rolled steel and plate.

    %SEDAR: 00001257E          %CIK: 0000943945

    /For further information: Company Contact: Brenda Stenta, Manager
Corporate Communications, Phone: (705) 945-2209, Email: bstenta(at)algoma.com;
Media Contact: John Lute, Lute & Company, Phone: (416) 929-5883, Email:
jlute(at)luteco.com/
    (AGA.)

CO:  Algoma Steel Inc.

CNW 18:00e 21-NOV-05